December 5, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Liberty Acquisition Holdings Corp. Registration Statement on Form S-1 File No. 333-145559
Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Liberty Acquisition Holdings Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 6, 2007 at 4:00 p.m., New York City time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: November 26, 2007

(ii)	Dates of distribution: November 26, 2007 — December 5, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2

(iv)	Number of prospectuses so distributed: approximately 6,600

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).
Very truly yours,
Citigroup Global Markets Inc.

By:	/s/ Brian Korn
	Name:	Brian Korn
	Title:	Senior Vice President